Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 troutman.com

January 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce and Jeff Kauten

Re:	GRIID Infrastructure Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 9, 2024

File No.  333-276445

Ladies and Gentlemen:

We are submitting this letter on behalf of our client GRIID Infrastructure Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter, dated January 25, 2024 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on January 9, 2024.

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement as further described below and is filing the amended Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Registration Statement on Form S-1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such security.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the prospectus cover page to disclose the price that the selling securityholders paid for each of the securities being registered for resale. Please see the prospectus cover page in the Amended Registration Statement.

Securities and Exchange Commission January 29, 2024 Page 2

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary and MD&A, and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to provide the exercise prices of the warrants compared to the market price of the underlying security. The Company has also included additional disclosure regarding (i) the likelihood that warrant holders will not exercise their warrants when the exercise price of such warrants exceeds the market price of the Company’s common stock underlying such warrants, and (ii) the impact of the same on the Company’s liquidity. Additionally, the Company has updated its discussion on its ability to fund its operations on a prospective basis with its current cash on hand. Please see the prospectus cover page and pages 5, 104, and 105 of the Amended Registration Statement.

Liquidity and Capital Resources, page 102

3.

Please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded its discussion of capital resources to address any changes in the Company’s liquidity position since the completion of the business combination, including with respect to any need to seek additional capital and the effects of this offering on its ability to raise additional capital. Please see pages 104 and 105 of the Amended Registration Statement.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 704-6147.

Sincerely,

/s/ Patrick B. Costello
TROUTMAN PEPPER HAMILTON SANDERS LLP

cc:	Via Email

James D. Kelly III, Chief Executive Officer, GRIID Infrastructure Inc.

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